PMU News Release #07-06 TSX, AMEX Symbol PMU

July 23, 2007

PACIFIC RIM ANNOUNCES 2007 YEAR-END RESULTS

Pacific Rim Mining Corp. (“Pacific Rim” or “the Company”) is pleased to announce its financial results for the twelve months ended April 30, 2007. Complete financial statements will be included in the Company’s 2007 Annual Report to be mailed to shareholders shortly. All monetary amounts are expressed in United States (“US”) dollars unless otherwise stated.

Overview

Pacific Rim is a growth-oriented, revenue-generating, environmentally and socially responsible gold exploration company with operations in North America and exploration assets in Central and South America. The Company is expanding and developing its advanced-stage, high grade El Dorado gold project in El Salvador and is actively exploring a pipeline of grassroots gold projects. Pacific Rim’s goal is to become a low cost, intermediate level gold producer. The Company’s shares trade under the symbol PMU on both the Toronto Stock Exchange (“TSX”) and the American Stock Exchange (“AMEX”).

Financial Highlights (all amounts in thousands of US dollars, except per share amounts)

	Year ended April 30, 2007	Restated Year ended April 30, 2006	Restated Year ended April 30, 2005
Revenue	$8,337	$8,024	$11,868
Operating Costs	$5,442	$4,410	$9,019
Exploration expenditures	$10,401	$6,237	$6,351
Loss before discontinued operations	$(10,404)	$(3,898)	$(5,014)
Loss for the period	$(9,417)	$(608)	$(4,749)
Per share (basic and diluted)	$(0.09)	$(0.01)	$(0.06)
Cash Flow used for operating activities	$(7,211)	$(1,090)	$(1,610)
Net increase (decrease) in cash	$739	$1,321	$(1,027)
Cash and cash equivalents at end of period	$2,496	$1,757	$436
Total assets	$21,494	$25,320	$8,798
Total liabilities	$4,857	$2,665	$2,175
Working Capital	$9,297	$16,313	$(135)
Common shares outstanding (average)	106,938,672	82,527,499	80,514,168
Fully diluted shares (average)	110,324,438	88,948,999	86,636,068

Fiscal 2007 Technical and Corporate Developments

Exploration
Pacific Rim’s primary on-going exploration project is the advanced-stage El Dorado gold project in El Salvador. The Company’s focus at El Dorado during fiscal 2007 was the completion of an updated resource estimate taking into account the South Minita and Nance Dulce deposits, and resuming exploration drilling in the central El Dorado deposit area. Both of these undertakings were highly successful.

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The total gold equivalent measured and indicated resource at the El Dorado project grew to 3.7 million tonnes at an average gold equivalent grade of 10.24 g/t tonne, or 1.2 million ounces of gold. This resource comprises 780,000 tonnes at an average grade of 11.3 g/t gold and 75.8 g/t silver (or 12.4 g/t gold equivalent) for a total of 283,600 ounces of gold and 1.9 million ounces of silver (or 311,000 gold equivalent ounces) in the measured resource category; and 2.9 million tonnes at an average grade of 8.8 g/t gold and 58.6 g/t silver (or 9.7 g/t gold equivalent) for a total of 831,900 ounces of gold and 5.5 million ounces of silver (or 910,700 gold equivalent ounces) in the indicated resource category. Readers are directed to National Instrument 43-101 disclosure at the end of this release for additional information.

The mineral resource estimates presented above have been calculated in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities, which differ from standards of the U.S. Securities and Exchange Commission (“SEC”). The resource estimates contained in this discussion would not be permitted in reports of U.S. Companies filed with the SEC.

A number of new gold zones were discovered on the El Dorado project during fiscal 2007 that are expected to increase the El Dorado resource estimate further. The Balsamo deposit is of particular interest as it contains a high proportion of intersections that contain high gold grades over relatively wide widths, and is located in close proximity to the planned El Dorado mine infrastructure as proposed in the Company’s January 2005 prefeasibility study. Furthermore, the Balsamo vein may represent a new gold-enriched structure similar to the prolific Minita structure that hosts the bulk of the El Dorado resources and reserves, with the potential for multiple deposits as demonstrated on the Minita structure. The north-south striking Balsamo deposit is steeply inclined to the north and while the upper elevations of this gold zone have been loosely defined, it remains open along strike and to depth. The Company is currently focusing its El Dorado drill program exclusively on the Balsamo deposit.

Pacific Rim’s exploration activities elsewhere in El Salvador during the past fiscal year included surface mapping, sampling and target generation programs at the Zamora-Cerro Colorado project and commencement of a drill program at the Santa Rita project that was shortly thereafter temporarily suspended pending the resolution of a localized opposition campaign.

Executive Appointments
A number of executive appointments were made during fiscal 2007. Pete Neilans joined Pacific Rim as Chief Operating Officer, a new position for the Company, and April Hashimoto replaced John Norman as Chief Financial Officer. Both Mr. Neilans and Ms. Hashimoto hailed from executive positions at Placer Dome Inc.

Results of Operations

For the fiscal year ended April 30, 2007, Pacific Rim recorded a loss of $(9.4) million or $(0.09) per share, compared to a loss of $(0.6) million or $(0.01) per share for the fiscal year ended April 30, 2006 and $(4.7) million or $(0.06) per share for the fiscal year ended April 30, 2005. The substantial increase in net loss for Y/E2007 is primarily due to increased exploration costs for the current year ($10.7 million for fiscal 2007 compared to $6.3 million and $6.4 million for the previous two fiscal periods), combined with an increase in mine operating expenses at the Company’s Denton-Rawhide residual leach gold operation ($5.6 million for fiscal 2007 compared to $4.5 million and $10.0 million for the previous two fiscal years) and lower recoveries from the Company’s investment in the Andacollo mine ($1.0 million for fiscal 2007 compared to $3.3 million during fiscal 2006 and $0.3 million for fiscal 2005).

Revenue
Revenue, consisting entirely of the sale of gold and silver bullion from the Denton-Rawhide mine, was $8.3 million in fiscal 2007, compared to $8.0 million in fiscal 2006 and $11.9 million in fiscal 2005. Revenue for fiscal 2007 was marginally higher than the 2006 fiscal period, despite a 22% decrease in gold production, due to improvements in the realized gold price ($644 per ounce for fiscal 2007 compared to $497 per ounce for fiscal 2006 and $412 per

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ounce for fiscal 2005). Although the realized gold price in fiscal 2005 was substantially lower than in fiscal 2007, the improvement in gold price over the two year period was not enough to compensate for the decrease in gold production (11,768 ounces for fiscal 2007 compared to 22,056 ounces for fiscal 2005) over the same time frame.

Mine operating costs were $5.6 million in fiscal 2007 compared to $4.5 million in fiscal 2006 and $10.0 million in fiscal 2005. Processing and administration expenses at the Denton-Rawhide mine were higher in fiscal 2007 than in fiscal 2006, as were depreciation, depletion and amortization costs ($0.1 million for fiscal 2007 compared to a negligible amount for fiscal 2006), which led to an increase in mine operating costs in the current year compared to the previous fiscal period. However, processing costs, as well as depreciation, depletion and amortization, were higher in fiscal 2005 than in fiscal 2007 (due to greater productivity at the mine as evidenced by the substantially higher gold production achieved during fiscal 2005), which led to lower operating costs in fiscal 2007 as compared to fiscal 2005.

Revenues, mine operating costs and depreciation, depletion and amortization costs decreased from fiscal 2005 to fiscal 2006 and respectively increased from fiscal 2006 to fiscal 2007. As a result, mine operating income increased between fiscal 2005 ($1.9 million) and fiscal 2006 ($3.5 million) and then decreased in fiscal 2007 to $2.8 million.

Expenses
Net non-operating expenses increased substantially during fiscal 2007 to $13.2 million, compared to $7.4 million for fiscal 2006 and $6.9 million for fiscal 2005.

Exploration expenditures increased substantially in fiscal 2007 ($10.7 million) compared to fiscal 2006 ($6.3 million) and fiscal 2005 ($6.4 million). The Company doubled its drill rig fleet to 4 rigs at the El Dorado project during fiscal 2007, which resulted in an increase in direct exploration expenditures. Exploration costs were also elevated during fiscal 2007 due to increased expenditures on the Company’s social and environmental initiatives.

General and administrative expenses increased during fiscal 2007 to $3.0 million compared to $1.7 million for fiscal 2006 and $1.6 million for fiscal 2005, due to the overall higher level of business activity and higher regulatory and legal costs of complying with recently introduced United States and Canadian reporting and regulatory requirements.

The Company realized interest income (booked as a negative expense) of $0.6 million in fiscal 2007, compared to $0.3 million in fiscal 2006 and $0.1 million in fiscal 2005. Interest income was earned on cash and temporary investments held in each fiscal period. The increase in interest income in fiscal 2007 compared to the previous two fiscal periods reflects higher cash and temporary investment balances through the current period as a result of an equity financing the Company conducted in late fiscal 2006.

A $0.8 million gain on the sale of property plant and equipment during fiscal 2005 helped to offset expenses that fiscal year. There was no comparable gain during fiscal 2007 and a very minor comparable gain during fiscal 2006.

Unusual Items
During fiscal 2007 the Company recovered $1.0 million on its investment in the Andacollo Mine, compared to a recovery of $3.3 million in fiscal 2006 and $0.3 million in fiscal 2005. The recovery of this investment relates to staged payments on the sale of the Andacollo Mine during fiscal 2007.

Summary
As a result of the decrease in revenue and substantial increase in expenses, the Company realized an after-tax loss for fiscal 2007 of $(9.4) million or $(0.09) per share, compared losses of $(0.6) million ($(0.01) per share) and $(4.7) million ($(0.06) per share) for fiscal 2006 and fiscal 2005 respectively.

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Liquidity and Capital Resources

Cash
During fiscal 2007 Pacific Rim’s cash and cash equivalents increased by $0.7 million from $1.8 million at April 30, 2006 to $2.5 million at April 30, 2007. At Y/E2007, temporary investments (consisting of short term, redeemable guaranteed investment certificates) and bullion were $7.9 million and $0.8 million respectively, compared to $14.6 million and $0.5 million respectively at Y/E2006 (a year over year decrease of $6.7 million for temporary investments and a year over year increase of $0.3 million for bullion). The total of cash and cash equivalents, temporary investments and bullion (which in the Company’s opinion are collectively equivalent to cash, being immediately available to cover short-term cash requirements) was $11.2 million at April 30, 2007 compared to $16.9 million at April 30, 2006, a decrease of $5.7 million. This decrease is primarily attributable to increased exploration expenditures at the Company’s El Dorado project and increased general and administrative expenses during fiscal 2007 compared to the previous fiscal period.

During fiscal 2007 the Company received cash flow from the following sources: $2.9 million from Denton Rawhide, $1.0 million in proceeds related to the sale of Andacollo, $2.1 million from the exercise of stock options and warrants, $0.5 million in interest income and $6.6 million in redemption of temporary investments. Outlays of cash during the year included: $9.4 million in direct exploration expenditures, $2.2 million in direct general and administrative expenses and $0.8 million in the purchase of property, plant and equipment. The net of these cash inflows and outlays was an increase in cash and cash equivalents for fiscal 2007 of $0.7 million.

Working Capital
At April 30, 2007, the book value of Pacific Rim’s current assets stood at $11.8 million, compared to $17.4 million at April 30, 2006. The decrease in current assets is primarily as result of redemptions of temporary investments (from redemptions into cash) and subsequent cash expenditures as outlined in Section 6 above. Bullion increased from $0.5 million to $0.8 million between Y/E2006 and Y/E2007, primarily due to the higher unit cost per ounce of gold bullion at April 30, 2007 relative to April 30, 2006. Property, plant and equipment increased from $4.7 million at April 30, 2006 to $6.3 million at April 30, 2007 as a result of the purchase of new equipment at the Denton-Rawhide mine and property purchases in El Salvador. The Company’s total assets at Y/E2007 were $21.5 million compared to $25.3 million at Y/E2006.

At Y/E2007, Pacific Rim had current liabilities of $2.5 million compared to $1.0 million at Y/E2006. The year over year increase in current liabilities is due to a $1.4 million increase in accounts payable, reflecting unpaid invoices at April 30, 2007 ($0.9 million at Y/E2006 compared to $2.3 million at Y/E2007) and a $0.1 million increase in the current portion of accrued closure costs ($0.2 million at Y/E2006 compared to $0.3 million at Y/E2007). The Company’s long-term portion of accrued closure costs increased from $1.6 million at April 30, 2006 to $2.3 million at April 30, 2007, due in part to a re-estimate of the closure costs for the Denton-Rawhide mine. Currently, Pacific Rim has no short- or long-term debt.

The $5.5 million decrease in current assets combined with the $1.5 million increase in current liabilities, resulted in a $7.0 million reduction in working capital from $16.3 million at the end of fiscal 2006 to $9.3 million at the end of fiscal 2007.

The Company’s exploration plans for fiscal 2008 are:

  to complete drilling of the Balsamo deposit and utilize the data generated to calculate an updated resource estimate for the El Dorado project to complete work on the El Dorado project feasibility study, incorporating the updated resource estimate, which will consider an expanded operation with greater annual throughput than that envisioned in the January 2005 pre-feasibility study. The El Dorado feasibility study commenced in late fiscal 2006 and was originally

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  expected to be completed during fiscal 2007 before being temporarily halted in March 2007 order to include the important Balsamo deposit discovery to continue exploration drilling within the El Dorado project and test high priority gold targets discovered in the southern part of the El Dorado district to resume exploration work, including a Phase 1 drill program, at the Santa Rita project to generate drill targets on the Company’s grassroots projects, and identify additional project acquisition opportunities

The Company anticipates that its fiscal 2008 exploration plans as outlined above will cost approximately $8.0 million, though a majority of this anticipated spending is discretionary and can be adjusted according to short-term cash flow predictions. In order to complete this program as planned the Company may require additional financing during fiscal 2008, or alternatively may be required to reduce its exploration expenditures. Pacific Rim forecasts production levels, revenue and cash flow from the Denton-Rawhide gold mine roughly 6 months in advance due to the variability in recoveries that are inherent in a residual heap leach operation, and the volatility in gold price. Denton-Rawhide is expected to contribute additional funds over the coming fiscal year that will be used for exploration or general and administrative expenses. In addition, in September 2007 the Company expects to receive a $1.4 million payment related to the sale of the Andacollo mine. Furthermore, the Company anticipates cash flow from tipping fees related to the sale of the Denton-Rawhide open pits, if as and when the Denton-Rawhide Property Purchase and Sale Agreement closes as expected in October 2007. Additional financing will be required if the Company is able to commence development activities (construction of an access / haulage ramp) at El Dorado during the coming fiscal year.

Pacific Rim, received $1.0 million during fiscal 2007 (compared to $3.3 million in fiscal 2006) in recovery of investment in the Andacollo mine related to its sale of its Cayman and Chilean subsidiaries that owned the Andacollo mine, and anticipates receiving a final property payment of $1.4 million during fiscal 2008.

Production

Pacific Rim is 49% joint venture owner of the Denton-Rawhide gold mine, located near Fallon, Nevada. Kennecott Rawhide Mining Company, a subsidiary of Rio Tinto Plc, is 51% joint venture owner and operator of the mine. Denton-Rawhide is a residual heap leach operation that ceased active mining in October 2002. Crushing and stacking of a low-grade ore stockpile continued until May 2003 at which time the operation commenced the residual leach and reclamation phase.

Pacific Rim’s share of production from the Denton-Rawhide operation during fiscal 2007 was 11,768 ounces of gold and 108,246 ounces of silver at a total cash production cost of $378 per ounce of gold produced (calculated as per industry standards and net of silver credits). During fiscal 2006 and fiscal 2005, Pacific Rim’s share of production was 15,117 ounces of gold and 135,085 ounces of silver at total cash production costs of $223 per ounce, and 22,056 ounces of gold and 212,705 ounces of silver at total cash production costs of $331 per ounce, respectively. Cash production costs for fiscal 2007 were $155 per ounce greater than in fiscal 2006 and $47 per ounce greater than in fiscal 2005. The increase in fiscal 2007 production costs relative to the previous two fiscal years is primarily due to the decrease in production since fiscal 2005 providing fewer ounces over which to spread the operating costs, as well as higher operating costs in fiscal 2007 compared to fiscal 2006.

Fiscal 2007 gold production from Denton-Rawhide was approximately 22% lower than in fiscal 2006 and 47% lower than in fiscal 2005. This decline in production represents the natural slowdown in recovery that occurs in the residual leach phase of a heap leach operation. A variety of techniques are being employed at the Denton-Rawhide mine to maximize gold production as the operation continues through the residual leach phase, including re-contouring and re-distributing the heap leach pile and emplacing perforated pipes into the heap leach pile to provide deeper access for the leaching fluids. These efforts may result in short term increases in gold production at Denton-Rawhide but are not expected to materially offset the slowdown in production which is typical of residual

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leach operations. Gold production from Denton-Rawhide is anticipated to continue at declining rates through the coming fiscal year. For the purposes of internal budgeting, the Company’s projections for Denton-Rawhide production look forward no more than 6 months at a time.

Outlook

Pacific Rim’s available funds include current cash and cash equivalent balances plus short term liquid investments, an anticipated $1.4 million payment due in September 2007 related to the sale of the Andacollo mine, and projected cash flow from gold production at the Denton-Rawhide mine, which is expected to continue through fiscal 2008 and beyond, albeit with decreasing production rates and cash flows as the operation progresses through the residual leaching phase.

A substantial portion of these funds will be spent on the El Dorado gold project in El Salvador in the coming year. The Company expects to complete its ongoing Balsamo deposit drill program in its second quarter of fiscal 2008, and calculate an updated resource estimate for the El Dorado project by the end of December 2007. Subsequent to the completion of the updated resource estimate, the El Dorado feasibility study will resume (having been temporarily postponed during fiscal 2007 in order to gather the data necessary to include the Balsamo deposit in the mine plan), with an anticipated completion before the end of fiscal 2008. The El Dorado feasibility study will consider the economic impact of including the South Minita and Balsamo deposits in the El Dorado mine plan (as envisioned in the January 2005 prefeasibility study) and the possibility of expanding the annual throughput of the proposed operation. In addition the Company intends to continue exploration drilling within the El Dorado project, concentrating on testing the high priority gold targets it has defined in the southern part of the El Dorado district and will continue its social and environmental initiatives. The Company intends to commence construction of an access / haulage ramp on the El Dorado property once it is able to evaluate the detailed economics outlined in the full feasibility study expected to be completed by the end of fiscal 2008, and will further depend on obtaining the required mining and environmental permits and sufficient financing to proceed. Funds currently available in cash and cash equivalents and temporary investments, plus anticipated cash flow from gold production at the Denton-Rawhide mine and payments related to the sale of the Andacollo mine are marginally sufficient to conduct the Company’s planned fiscal 2008 exploration programs but are not sufficient to conduct development activities at El Dorado and additional financing will be required during fiscal 2008 if the opportunity to commence development activities at El Dorado arises. Outside of the El Dorado project, during the coming fiscal year Pacific Rim intends to spend a portion of its available funds on a Phase 1 drill program at the Santa Rita gold project in El Salvador and to conduct early stage exploration initiatives in the lead up to exploration drilling at its other grassroots projects in El Salvador and Chile.

National Instrument 43-101 Disclosure

Mr. William Gehlen, Vice President Exploration, supervises Pacific Rim’s exploration work on the El Dorado project. Mr. Gehlen is a Certified Professional Geologist with the AIPG (No. 10626), an employee of Pacific Rim and a Qualified Person as defined in NI 43-101.

Mr. David Ernst, Chief Geologist, supervises Pacific Rim’s project generation initiatives. Mr. Ernst is geologist licensed by the State of Washington, an employee of Pacific Rim Mining Corp. and a Qualified Person as defined in National Instrument 43-101.

Pacific Rim’s sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by The Toronto Stock Exchange. Samples are assayed using fire assay with a gravimetric finish on a 30-gram split. Quality control measures, including check- and sample standard-assaying, are being implemented. Samples are assayed by Inspectorate America Corporation in Reno, Nevada USA, an ISO 9002 certified laboratory, independent of Pacific Rim Mining Corp.

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The June 2006 El Dorado resource estimate was prepared by Mr. Steven Ristorcelli, P.Geo., of Mine Development Associates, Reno, Nevada. Mr. Ristorcelli is an independent Qualified Person as defined in NI 43-101. The resource estimate conforms to current CIM Standards on Mineral Resources and Reserves. A technical report in support of the updated El Dorado resource estimate presented above was filed with SEDAR in July 2006. The report was co-authored by Mr. Steven Ristorcelli, P.Geo. and Mr. Peter Ronning, P.Eng., each of whom are independent Qualified Persons as defined in NI 43-101.

The terms “measured resource”, “indicated resource” and “inferred resource” used in this document are Canadian mining terms as defined in NI 43-101 and CIM Standards on Mineral Resources and Mineral Reserves. Mineral resources that are not mineral reserves have not been demonstrated to be economically and legally extractable. Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution. It should not be assumed that all or any part of a resource will ever be converted to a reserve. These mineral resource estimates include inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these inferred resources will be converted to measured and indicated resource categories through further drilling, or into mineral reserves once economic considerations are applied.

On behalf of the board of directors,	For further information call Toll Free: 1-888-775-7097 or (604) 689-1976, or visit www.pacrim-mining.com
“Thomas C. Shrake”

Thomas C. Shrake
President and CEO

This discussion contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 concerning the Company’s plans for its properties, operations and other matters. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

  risks related to gold price and other commodity price fluctuations;
  risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits;
  risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses;
  results of initial feasibility, prefeasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations;
  mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in production;
  the potential for delays in exploration or development activities or the completion of feasibility studies;
  the uncertainty of profitability based upon the Company’s history of losses;
  risks related to failure to obtain adequate financing on a timely basis and on acceptable terms;
  risks related to environmental regulation and liability;
  risks related to hedging activities;
  political and regulatory risks associated with mining and exploration; and
  other risks and uncertainties related to the Company’s prospects, properties and business strategy.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Forward looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

The TSX and The AMEX have neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

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